KEPLER GROUP LIMITED

Suite 3902-03, 39/F

Tower 6, The Gateway

Harbour City, Tsim Sha Tsui

Hong Kong

Via Edgar

October 8, 2025

Division of Corporation Finance

Office of Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Kepler Group Limited (the “Company”)

Registration Statement on Form F-1

Filed September 3, 2025

File No. 333-290005

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated September 30, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “Form F-1”). Contemporaneously, we are filing the revised Form F-1 via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form F-1

General

1.

We note your disclosure that to the extent you issue additional ordinary shares in the future, there will be further dilution to new investors participating in this offering and your revised disclosure on page 41. We also note:

(1) the amount of the offering compared to the total number of securities outstanding;

(2) the statement on page 95 that non-affiliates may sell an unlimited number of restricted securities; and

(3) the disclosure on pages 43 and II-1 regarding recent sales of unregistered securities, including 17,487,500 shares that have or will be issued to your shareholders. It appears there has been or will be prior to this offering a distribution of a significant amount of securities prior to this offering.

Please revise the first risk factor on page 22 and where appropriate to further clarify in quantitative and qualitative terms that your significant number of outstanding securities may cause dilution and/or volatility or have other material impacts on the market for your securities after this offering. As a non-exclusive example, clarify the potential effects these securities may have on your ability to list or maintain a listing on the Nasdaq Capital Market. We may have further comment.

Response: We respectfully advise the Staff that we have revised page 22 of the Amended F-1 to provide the relevant discussion in the risk factors section.

Cover Page

2.	We note your disclosure in Note (1) to the table that the disclosed amounts of underwriting discounts do not include a non-accountable expense allowance equal to 1% of the gross proceeds of the offering. Please tell us, and revise your filing here or elsewhere as appropriate to disclose, the nature of this expense, how this expense differs from other offering expenses, and to whom this non-accountable expense will be payable.

Response: We respectfully advise the Staff that we have revised the cover page of the Amended F-1 to provide the relevant discussion.

3.

We note your removal of disclosure related to the availability of funds or assets in your business in Hong Kong or your Hong Kong subsidiaries to fund operations or for other use outside of Hong Kong, as well as the related risk factor. It is unclear to us that there have been changes in the regulatory environment in the PRC since your submission on May 19, 2025 that necessitated such changes in your disclose. Please restore your disclosures related to the availability of funds or assets in your Hong Kong operations to fund operations or for other use outside of Hong Kong to the disclosures as they existed in your draft registration statement on Form F-1 submitted May 19, 2025. Please note we may have further comments.

Response: We respectfully advise the Staff that we have revised the cover page and page 15 of the Amended F-1 to restore the relevant discussion.

Risk Factors, page 10

4.

We note that there appear to be a significant number of shares held by current shareholders who individually hold less than 5% and therefore will not be subject to the lock-up agreement with the underwriter. Add a risk factor to clarify the risk to investors who purchase in this offering from sales by existing shareholders into the public market after the completion of this offering. The new risk factor should disclose the total number of shares that are not subject to lock-up agreements, and the median price paid for those shares.

Response: We respectfully advise the Staff that we have revised page 23 of the Amended F-1 to provide the relevant discussion.

Corporate History and Structure, page 43

5.

We note your disclosure that you plan to issue an aggregate of 17,487,500 additional ordinary shares and that upon completion of this issuance, you will have a total of 20,000,000 ordinary shares issued and outstanding. Please address the accounting for any difference between the estimated IPO price range and the fair value of the additional shares to be issued.

Response: We respectfully advise the Staff that the difference between the estimated IPO price range and the fair value of the additional shares issued will be recorded in share premium. It reflects the additional value that investors are willing to pay over the fair value of the shares. We have revised page 43 of the Amended F-1 to provide the relevant discussion.

Note 27. Financial Instruments

b. Financial risk management objectives and policies

Credit risk and impairment assessment, page F-47

6.

We note the disclosure that you have a concentration of credit risk related to trade receivables within your property construction business segment. Please revise your filing to provide a discussion of this business segment as well as any other similar types of focus industries in which the company underwrites insurance products. Further, please revise to disclose the 2025 concentration of credit risk as a percentage of total trade receivables.

Response: We respectfully advise the Staff that we have revised page F-47 of the Amended F-1.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Kwok Yu Hin
Kepler Group Limited
Chief Executive Officer
Encl.